BioAge Labs, Inc.

1445A South 50th Street

Richmond, California 94804

September 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Eric Atallah Vanessa Robertson Jimmy McNamara Joshua Gorsky

Re:	BioAge Labs, Inc. Registration Statement on Form S-1 (File No. 333-281901) originally filed September 3, 2024, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-42279) filed September 18, 2024

Requested Date: September 25, 2024

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

BioAge Labs, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Julia Forbess or Robert A. Freedman, each of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Forbess at (415) 875-2420 or, in her absence, Mr. Freedman at (206) 389-4524.

Sincerely,

BIOAGE LABS, INC.

By:	/s/ Kristen Fortney
Kristen Fortney, Ph.D. Chief Executive Officer

cc: Robert A. Freedman, Esq.

Matthew Rossiter, Esq.

Julia Forbess, Esq.

Michael Pilo, Esq.

Fenwick & West LLP